Exhibit (a)(1)(D)

Offer to Purchase for Cash

Up to 20,826,442 Outstanding Preferred Shares

(including Preferred Shares represented by American Depositary Shares)

of

BRASIL TELECOM PARTICIPAÇÕES S.A.

at

R$30.47 per Preferred Share

by

COPART 1 PARTICIPAÇÕES S.A.

a wholly-owned indirect subsidiary of

TELEMAR NORTE LESTE S.A.

a subsidiary of

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Pursuant to the Offer to Purchase dated June 19, 2008

THIS TENDER OFFER CAN BE ACCEPTED AND TENDERED SHARES CAN BE WITHDRAWN, IN THE CASE OF HOLDERS OF AMERICAN DEPOSITARY SHARES TENDERING THROUGH THE BANK OF NEW YORK, AS ADS TENDER AGENT, BY 11:00 A.M., NEW YORK CITY TIME, AND IN THE CASE OF HOLDERS OF PREFERRED SHARES TENDERING DIRECTLY BY 5:00 P.M. BRASÍLIA TIME (4:00 P.M., NEW YORK CITY TIME), IN EACH CASE ON JULY 21, 2008, UNLESS THE TENDER OFFER IS EXTENDED OR EARLIER TERMINATED.

To Our Clients:

Enclosed for your consideration are the Offer to Purchase, dated June 19, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal to transmit ADS (the “Letter of Transmittal,” and together with the Offer to Purchase, as amended or supplemented from time to time, the “Offer Documents”) relating to the tender offer by COPART 1 Participações S.A. (“COPART 1”) a sociedade anônima organized under the laws of the Federative Republic of Brazil and a wholly-owned indirect subsidiary of Telemar Norte Leste S.A. (“Telemar”), which is a sociedade anônima organized under the laws of the Federative Republic of Brazil and a subsidiary of Tele Norte Leste Participações S.A. (“TNL”), a sociedade anônima organized under the laws of the Federative Republic of Brazil, to purchase up to 20,826,442 outstanding preferred shares, no par value (including preferred shares represented by American Depositary Shares, or “ADSs”), of Brasil Telecom Participações S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil (“Brasil Telecom Holding”) (other than preferred shares owned directly or indirectly by TNL, the controlling shareholders of Brasil Telecom Holding, or any of their affiliates), at a price of R$30.47 per preferred share (for reference, equivalent to approximately U.S.$94.49 per ADS based on (i) one ADS representing five preferred shares and (ii) the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m., Brasília time (the “PTAX exchange rate”) on June 17, 2008, which was U.S.$1.00=R$1.6123) in cash, net of the stock exchange and settlement fees described in the Offer Documents, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer Documents.

For purposes of determining the number of preferred shares tendered pursuant to the tender offer we will aggregate shares tendered pursuant to the tender offer, shares underlying ADSs tendered pursuant to the tender offer and shares tendered pursuant to the related Brazilian Offer Documents (as defined in the Offer to Purchase).

ADS holders tendering through The Bank of New York, as ADS tender agent (the “ADS Tender Agent”), will receive payment in U.S. dollars, which will also be net of expenses for converting Brazilian reais to U.S. dollars and fees associated with the cancellation of the ADSs representing preferred shares purchased in the tender offer. In the case of tendered ADSs, the Brazilian reais offer price will be converted into U.S. dollars by the ADS Tender Agent based on the spot market rate available on the date payment is received by the ADS Tender Agent for preferred shares purchased in the tender offer.

We are (or our nominee is) the holder of record of ADSs held by us for your account. A tender of the preferred shares underlying such ADSs can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender preferred shares underlying ADSs held by us for your account.

Accordingly, we request instructions as to whether you wish to have us tender on your behalf any or all of the preferred shares underlying the ADSs held by us for your account through the ADS Tender Agent upon the terms and subject to the conditions set forth in the Offer Documents.

There is no separate tender offer being made in the United States to acquire preferred shares or ADSs. If you, as a holder of ADSs, each representing five preferred shares, no par value, of Brasil Telecom Holding, wish to participate in the tender offer, you must instruct us to tender the preferred shares underlying your ADSs through the ADS Tender Agent in accordance with the instructions set forth in the enclosed Letter of Transmittal. If the underlying preferred shares are purchased in the Auction described in the Offer to Purchase under “The Tender Offer—Section 2—Acceptance for Purchase and Purchase of Preferred Shares and ADSs,” those ADSs will be cancelled so that the underlying preferred shares may be sold.

All terms not otherwise defined herein have the meaning set forth in the Offer to Purchase.

The tender offer is subject to the conditions described in the Offer to Purchase under “The Tender Offer—Section 5—Conditions to the Tender Offer.”

The enclosed Instruction Form cannot be used to tender preferred shares, except insofar as preferred shares are represented by ADSs. If you hold preferred shares that are not represented by ADSs, you can only tender such preferred shares in the tender offer by following the instructions in the Offer to Purchase. See “The Tender Offer—Section 3—Procedures for Accepting the Tender Offer and Tendering Preferred Shares and ADSs—Direct Holders of Preferred Shares” in the Offer to Purchase.

Please note the following:

1.	The tender offer is open to all holders of preferred shares (including preferred shares represented by ADSs). In order to participate in the tender offer, you may tender the preferred shares underlying your ADSs through the ADS Tender Agent in accordance with the instructions set forth in the Offer Documents. As an alternative to tendering the preferred shares underlying your ADSs through the ADS Tender Agent, you may also surrender your ADSs to Citibank, N.A., as ADS Depositary, withdraw the preferred shares underlying your ADSs from the ADS program and participate directly in the tender offer as a holder of preferred shares, allowing sufficient time to complete all necessary steps and make all required arrangements. See “The Tender Offer—Section 3—Procedures for Accepting the Tender Offer and Tendering Preferred Shares and ADSs” in the Offer to Purchase.

2.	If you wish to tender preferred shares underlying your ADSs through the ADS Tender Agent, you must do so no later than 12:00 noon, Brasília time (11:00 a.m., New York City time) (the “ADS Expiration Time”) on July 21, 2008 (such date, as it may be extended by COPART 1, the “Expiration Date”). See “The Tender Offer—Section 3—Procedures for Accepting the Tender Offer and Tendering Preferred Shares and ADSs” in the Offer to Purchase. The ADS Tender Agent will then contact a broker authorized to conduct trades on the BOVESPA to tender the preferred shares underlying the ADSs in the Auction as described in the Offer to Purchase under “The Tender Offer—Section 2—Acceptance for Purchase and Purchase of Preferred Shares and ADSs.”

3.	After purchase by COPART 1 of the preferred shares underlying the ADSs tendered through the ADS Tender Agent (subject to any pro rata reduction of the preferred shares purchased as described in the Offer to Purchase) the Brazilian reais price paid for accepted preferred shares will be credited to the broker selected by the ADS Tender Agent to tender preferred shares underlying ADSs on behalf of ADS holders participating in the tender offer (the “ADS Broker”) three Brazilian business days after the Auction Date. On the same day it receives this amount, the ADS Broker will pay the aggregate Brazilian reais purchase price to the ADS Tender Agent. Upon receipt of that payment, the ADS Tender Agent will convert the Brazilian reais amount into U.S. dollars based on the spot market rate on the date such payment is received for delivery of U.S. dollars two U.S. business days thereafter. The payment to holders of ADSs will be based on the spot market rate in effect on the date payment is received by the ADS Tender Agent for preferred shares purchased in the tender offer. After receipt by the ADS Tender Agent of payment of the Brazilian reais consideration for purchased preferred shares, conversion of those Brazilian reais into U.S. dollars and returning to ADS holders any tendered ADSs not purchased due to proration, the ADS Tender Agent will make payment to the applicable holders of ADSs the U.S. dollar equivalent (based on then-prevailing exchange rates, net of expenses for converting Brazilian reais to U.S. dollars) of R$152.35 per ADS (for reference, equivalent to approximately U.S.$94.49 per ADS based on the PTAX exchange rate on June 17, 2008, which was U.S.$1.00=R$1.6123), minus (1) a fee of up to U.S.$5.00 per 100 ADSs or portion thereof for the cancellation of the ADSs representing preferred shares purchased in the tender offer, (2) the combined fee of 0.035% of the purchase price, payable to the BOVEPSA and the CBLC, as described in the Offer to Purchase under “The Tender Offer—Section 1—Terms of the Tender Offer and Expiration Date,” and (3) the holder’s pro rata portion of the fee or commission charged by the ADS Broker to tender preferred shares underlying ADSs on behalf of ADS holders participating in the tender offer. The ADS cancellation fee is payable to Citibank, N.A., as ADS Depositary. In addition, ADS holders must pay any taxes or governmental charges payable in connection with the cancellation of ADSs representing preferred shares purchased in the tender offer. ADS holders will receive the purchase price for preferred shares represented by ADSs purchased in the tender offer in cash by check or, in the case of ADSs held through DTC, by means of delivery of funds to the account maintained at DTC by the DTC participant that has tendered the ADSs.

4.	U.S. federal income tax backup withholding at a rate of 28% may be required, unless the required taxpayer identification information is provided. See Instruction 9 of the Letter of Transmittal.

5.	Any stock transfer taxes applicable to the sale of preferred shares to COPART 1 pursuant to the tender offer will be paid by the ADS holder, as set forth provided in Instruction 6 of the Letter of Transmittal.

6.	Notwithstanding any other provision of the tender offer, payment for preferred shares represented by ADSs purchased pursuant to the tender offer will in all cases be made only after timely receipt by the ADS Tender Agent of: (a) American Depositary Receipts (“ADRs”) evidencing the tendered ADSs, or a timely confirmation of the book-entry transfer of such ADSs into the account maintained by the ADS Tender Agent at The Depository Trust Company (“DTC”), pursuant to the procedures set forth in the Offer to Purchase under “The Tender Offer—Section 3—Procedures for Accepting the Tender Offer and Tendering Preferred Shares and ADSs,” (b) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or in the case of a book-entry transfer through DTC, an Agent’s Message (as defined in the Letter of Transmittal), and (c) any other documents required by the ADS Tender Agent and in accordance with the instructions set forth in the Letter of Transmittal.

If you wish to have us tender any or all of the preferred shares underlying your ADSs held by us for your account through the ADS Tender Agent, please so instruct us by completing, executing, detaching and returning to us the Instruction Form below. If you authorize the tender of the preferred shares underlying the ADSs held by us for your account, all of the preferred shares underlying such ADSs will be tendered unless otherwise specified on the Instruction Form. Your instructions should be forwarded to us in ample time to permit us to submit a tender through the ADS Tender Agent on your behalf prior the ADS Expiration Time on the Expiration Date.

The tender offer is made solely by the Offer to Purchase and the related Letter of Transmittal. We are not aware of any jurisdiction where the making of the tender offer would not be in compliance with the laws of that jurisdiction. If we become aware of any jurisdiction in which the making of the tender offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the tender offer will not be made to (nor will elections to tender preferred shares be accepted from or on behalf of) the holders of preferred shares, and holders of ADSs representing preferred shares, in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on behalf of us by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Instruction Form with Respect to

Offer to Purchase for Cash

Up to 20,826,442 Outstanding Preferred Shares

(including Preferred Shares represented by American Depositary Shares)

of

BRASIL TELECOM PARTICIPAÇÕES S.A.

by

COPART 1 PARTICIPAÇÕES S.A.

a wholly-owned indirect subsidiary of

TELEMAR NORTE LESTE S.A.

a subsidiary of

TELE NORTE LESTE PARTICIPAÇÕES S.A.

The undersigned acknowledge(s) receipt of your letter and the Offer to Purchase dated June 19, 2008, and the related Letter of Transmittal, in connection with the tender offer by COPART 1 Participações S.A. to purchase up to 20,826,442 outstanding preferred shares, no par value, including preferred shares represented by American Depositary Shares (“ADSs”), of Brasil Telecom Participações S.A.

This will instruct you to tender through The Bank of New York, as ADS Tender Agent, the number of preferred shares underlying the ADSs indicated below (or if no number is indicated below, all the preferred shares underlying the ADSs) held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

Number of ADSs Representing Preferred Shares to be Tendered:	SIGN HERE

ADSs*
Signature(s)

Dated , 2008
Name(s) (please print or type)

Address(es)

Area Code and Tel. No.

Employer Identification or Social Security No.

*	Unless otherwise indicated, it will be assumed that all preferred shares underlying all ADSs held for the undersigned’s account are to be tendered.